CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

(Expressed in thousands of Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	September 30	December 31
	2008	2007
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$48,757	$40,341
Marketable securities (note 4)	3	13
Amounts receivable and prepaids	2,355	1,000
Balance receivable from related parties (note 6)	–	27
	51,115	41,381

Equipment	776	674
Mineral property interests	168,222	168,222

Total Assets	$220,113	$210,277

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$13,347	$7,607
Balance payable to related parties (note 6)	1,016	21
	14,363	7,628

Future income tax liability	57,786	57,786
Non-controlling interest (note 7)	147,713	35,552
	205,499	93,338

Shareholders' equity
Share capital	365,202	365,202
Contributed surplus	22,452	18,018
Accumulated other comprehensive loss	(13)	(3)
Deficit	(387,390)	(273,906)
	251	109,311
Nature of operations (note 1)
Subsequent events (note 9)

Total Liabilities and Shareholders' Equity	$220,113	$210,277

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Robert Dickinson

Ronald W. Thiessen	Robert Dickinson
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Expenses
Amortization	$20	$36	$90	$112
Conference and travel	589	278	1,325	727
Exploration (see schedule of exploration expenses)	48,205	27,396	101,086	62,894
Foreign exchange (gain) loss	(766)	1,266	(1,537)	3,111
Interest income	(207)	(560)	(900)	(2,350)
Legal, accounting and audit	351	495	715	956
Office and administration	4,123	1,710	7,768	3,823
Shareholder communication	79	115	217	498
Stock-based compensation - exploration (note 5(b))	(358)	937	1,304	3,871
Stock-based compensation - administration (note 5(b))	787	1,447	3,130	5,617
Trust and filing	39	39	226	269
Net loss before the following	52,862	33,159	113,424	79,528
Loss on disposal of fixed assets	–	11	–	11
Net loss before taxes	52,862	33,170	113,424	79,539
Income taxes	5	–	60	–
Future income tax recovery	–	(832)	–	(3,770)
Loss for the period	$52,867	$32,338	$113,484	$75,769

Other comprehensive loss
Unrealized loss on available-for-sale marketable securities (note 4)	9	–	10	(5)
Other comprehensive loss	$9	$–	$10	$(5)

Total comprehensive loss	$52,876	$32,338	$113,494	$75,764

Basic and diluted loss per common share	$0.57	$0.35	$1.23	$0.82

Weighted average number of
common shares outstanding	92,543,639	91,967,605	92,543,639	91,882,483

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating activities
Loss for the period	$(52,867)	$(32,338)	$(113,484)	$(75,769)
Items not involving cash
Amortization	20	36	90	112
Contributions from non-controlling interest	49,054	16,610	112,161	16,610
Future income tax recovery	–	(832)	–	(3,770)
Loss on disposal of fixed assets	–	11	–	11
Shares received for property options agreement	–	–	–	(20)
Stock-based compensation (note 5(b))	429	2,384	4,434	9,488
Changes in non-cash working capital items
Amounts receivable and prepaids	179	(269)	(1,355)	(1,005)
Accounts payable and accrued liabilities	2,181	(136)	5,740	(664)
Balances receivable from and payable to related parties	779	(8,403)	1,022	(8,448)
Cash and equivalents provided by (used in) operating activities	(225)	(22,937)	8,608	(63,455)

Investing activities
Disposal of equipment	–	28	–	28
Purchase of equipment	(23)	–	(192)	(112)
Cash and equivalents used for investing activities	(23)	28	(192)	(84)

Financing activities
Common shares issued for cash, net of issue costs	–	370	–	1,994
Proceeds received on options exercised	–	–	–	3,740
Cash provided from financing activities	–	370	–	5,734

Increase (decrease) in cash and equivalents	(248)	(22,539)	8,416	(57,805)
Cash and equivalents, beginning of period	49,005	58,424	40,341	93,690

Cash and equivalents, end of period	$48,757	$35,885	$48,757	$35,885

Supplementary information
Taxes paid	$5	$–	$60	$–
Interest paid	$–	$–	$–	$–
Interest received	$207	$560	$900	$2,350

Non-cash investing and financing activities
Fair value of stock options allocated to shares issued upon
exercise	$–	$312	$–	$1,320

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in thousands of Canadian Dollars, except for share information)

		Nine months ended		Year ended
		September 30, 2008		December 31, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	92,543,639	$365,202	91,685,519	$357,364
Share purchase options exercised at $4.50 per share	–	–	150,068	675
Share purchase options exercised at $5.31 per share	–	–	515,066	2,730
Share purchase options exercised at $5.37 per share	–	–	15,000	81
Share purchase options exercised at $5.40 per share	–	–	68,400	369
Share purchase options exercised at $7.25 per share	–	–	105,436	764
Share purchase options exercised at $9.81 per share	–	–	2,500	25
Share purchase options exercised at $10.32 per share	–	–	1,650	17
Fair value of stock options allocated to shares issued on exercise	–	–	–	3,177
Balance at end of the period	92,543,639	$365,202	92,543,639	$365,202

Contributed surplus
Balance at beginning of the period		18,018		10,062
Stock-based compensation		4,434		11,133
Fair value of stock options allocated to shares issued on exercise		–		(3,177)
Balance at end of the period		$22,452		$18,018

Accumulated other comprehensive loss
Balance at beginning of the period		(3)		–
Unrealized loss on available-for-sale marketable securities (note 4)		(10)		(2)
Gain recognized on disposal of available-for-sale marketable securities		–		(1)
Balance at end of the period		$(13)		$(3)

Deficit
Balance at beginning of the period		(273,906)		(169,899)
Loss for the period		(113,484)		(104,007)
Balance at end of the period		$(387,390)		$(273,906)

TOTAL SHAREHOLDERS' EQUITY		$251		$109,311

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended September 30		Nine months ended Septembere 30
	2008	2007	2008	2007

Assays and analysis	$310	$321	$949	$823
Drilling	7,780	6,364	18,935	13,151
Engineering	10,746	668	18,722	2,693
Environmental	9,439	6,451	19,713	14,598
Equipment rental	16	2	66	65
Freight	681	552	1,598	1,557
Geological	886	401	2,417	1,256
Graphics	–	23	30	90
Land access	21	–	305	–
Option payments	–	–	–	(20)
Property fees and assessments	30	71	119	169
Public affairs	4,305	–	8,368	–
Site activities	7,570	6,232	15,736	13,571
Socioeconomic	860	1,642	2,196	5,278
Transportation	4,985	4,258	10,949	8,822
Travel and accommodation	576	411	983	841
Incurred during the period	48,205	27,396	101,086	62,894
Cumulative expenditures, beginning of period	276,579	172,772	223,698	137,274
Cumulative expenditures, end of period	$324,784	$200,168	$324,784	$200,168

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interest is its 50% share in the Pebble Project located in Alaska, United States of America (“USA”).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's 2007 annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company has determined that its 50:50 partnership with an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) in the Pebble Project qualifies as a variable interest entity and concluded that the Company is the primary beneficiary and accordingly has consolidated the activities of the partnership. Expenditures incurred on the Pebble Project through the partnership, while funded 100% by Anglo, have been included in the consolidated statement of operations. Anglo’s contributions for the nine months ended September 30, 2008 of $112.2 million (US$109.6 million) have been recorded as a non- controlling interest in the partnership.

Operating results for the nine month period ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2008.

3.	CHANGES IN ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below:

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	New Accounting Policies Adopted

	(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements and public offerings in order to maintain or adjust its capital structure. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2008.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying amounts of the Company’s cash and equivalents, marketable securities, amounts receivable, balances due to/receivable from related parties, refundable deposits,

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

accounts payable and accrued liabilities approximate their fair values. The fair value of marketable securities is based on the market value of the quoted investments.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and equivalents with high-credit quality financial institutions and government treasury bills. The carrying value of the Company’s cash and equivalents and amounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts, bankers acceptances, government treasury bills and/or commercial paper (in the case of US dollar denominated cash and equivalents), and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Foreign exchange risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in US dollars and its liabilities are primarily denominated in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	September 30, 2008		December 31, 2007
	Foreign	Stated in	Foreign	Stated in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
United States Dollar
Cash and equivalents	$42,777	$45,523	$37,745	$37,417
Amounts receivable	1,315	1,398	26	26
Total financial assets	$44,092	$46,921	$37,771	$37,443

The exposure of the Company’s accounts payable and accrued liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	September 30, 2008		December 31, 2007
	Foreign	Stated in	Foreign	Stated in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
United States Dollar
Accounts payable and
accrued liabilities	$11,218	$11,938	$5,603	$5,554
Total financial liabilities	$11,218	$11,938	$5,603	$5,554

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the United States dollar would result in a decrease in the net loss of approximately $3.5 million as reflected in the Company’s statement of operations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Commodity price risk

While the value of the Company’s core mineral resource property, the Pebble Property, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

	(iii)	Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

The Company’s management has assessed the Company’s ability to continue as a going concern and has concluded that this assumption is appropriate in the preparation of these interim consolidated financial statements as i) ongoing exploration activities are being financed by the Company’s partner in the Pebble Partnership; and ii) the Company has sufficient cash and equivalents to fund its day to day operations.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlined the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. Companies also have the option to early adopt IFRS for fiscal years beginning on January 1, 2009. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	(ii)	Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

4.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Balance, December 31, 2007	60,000	$13
Unrealized loss recognized September 2008	–	(10)
Balance, September 30, 2008	60,000	$3

The Company has 60,000 common shares in Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, received in 2007 as part of the terms of an exclusive agreement in which Solomon has the option to earn a minimum 50% interest in a non-core property. During the period, the Company received notice from Solomon that it will be withdrawing from the option agreement. The shares have been measured at fair market value being the quoted market value.

5.	SHARE CAPITAL

	(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

	(b)	Share purchase option compensation plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share option plan (the "2007 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2007 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

The continuity of share purchase options for the period ended September 30, 2008 is:

	Exercise	Dec 31			Expired /	Sep 30
Expiry date	price	2007	Granted	Exercised	cancelled	2008
April 30, 2009	$7.25	359,400	–	–	–	359,400
April 30, 2009	$9.81	50,000	–	–	–	50,000
April 30, 2009	$10.32	596,350	–	–	(3,350)	593,000
April 14, 2011	$9.74	–	1,510,500	–	(9,000)	1,501,500
April 30, 2011	$7.25	945,000	–	–	–	945,000
February 20, 2012	$10.95	828,000	–	–	–	828,000
April 11, 2013	$9.74	–	753,000	–	–	753,000
August 22, 2013	$5.35	–	40,000	–	–	40,000
		2,778,750	2,303,500	–	(12,350)	5,069,900

Weighted average exercise price		$9.06	$9.66	$–	$9.90	$9.33

At September 30, 2008, there were 3,534,233 options that had vested and were exercisable, with a weighted average price of $9.19 per share.

Using an option pricing model the estimated fair value of options have been recognized in the statement of operations based on the assumptions noted below:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Exploration
Engineering	$(24)	$308	$283	$1,152
Environmental, socioeconomic and land	(115)	169	16	714
Geological	(219)	460	1,005	2,005
Exploration	(358)	937	1,304	3,871
Operations and administration	787	1,447	3,130	5,617
Total compensation cost recognized in
operations, credited to contributed
surplus	$429	$2,384	$4,434	$9,488

The weighted average assumptions used to estimate the fair value of options for the period ended September 30, 2008 and 2007 were:

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007
Risk-free interest rate	3.17%	4%	3.03%	4%
Expected life	5.0 years	3.8 years	3.7 years	3.8 years
Vesting period	0 – 24 months	0 – 18 months	0 – 24 months	0 – 24 months
Expected volatility	59%	64%	55%	64%
Expected dividend yield	nil	nil	nil	nil

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Nine months ended
	September 30		September 30
Transactions	2008	2007	2008	2007
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc. (a)	$3,190	$1,240	$8,142	$3,741
Sidev Holdings Ltd. (b)	44	62	145	139
C.E.C. Engineering Ltd (c)	150	16	150	17

Balances receivable	At September 30, 2008		At December 31, 2007
Hunter Dickinson Services Inc. (a)		$–		$27

Balances payable	At September 30, 2008		At December 31, 2007
Hunter Dickinson Services Inc. (a)		$1,016		$–
Sidev Holdings Ltd. (b)		–		21
		$1,016		$21

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc) is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis. Included in the total of services provided by HDSI for the period ended September 30, 2008 is $6,548 invoiced to the Pebble Limited Partnership.

(b)

Sidev Holdings Ltd. is a private company controlled by a former director of Pebble East Claims Corp. (formerly Northern Dynasty Mines Inc.), a wholly owned private US subsidiary of the Pebble Limited Partnership, and provides project management services at market rates.

(c)	C.E.C.Engineering Ltd. is a private company controlled by a director that provided services to the Company based on the fair market value of those services.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

7.	NON-CONTROLLING INTERESTS

Limited Partnership with Anglo-American

Balance, beginning of year	$35,552
Contributions by Anglo American to Partnership	112,161
Balance, end of period	$147,713

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”). An indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) subscribed for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively has equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo is required to make staged cash investments into the Partnership aggregating to US$1.425 billion.

Anglo’s staged investment requirements includes a committed initial minimum expenditure of US$125 million to be expended towards a prefeasibility study, plus a requirement to fund expenditures approved subsequent to that minimum unless Anglo elects to terminate its rights and interests. After the approval of the prefeasibility study, Anglo is required, in order to retain its 50% interest, to elect to commit to further expenditures which bring its total investment to US$450 million which amount is to be expended in producing a final feasibility study and in related activities, the completion of which is expected to take the Partnership to a production decision. Upon an affirmative decision by the Partnership to develop a mine, Anglo is required to elect to commit to the remainder of the total investment of US$1.425 billion in order to retain its 50% interest in the Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo and the Company on a 50:50 basis (subject to dilution). If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases from US$1.425 billion to US$1.5 billion.

The purpose of the strategic Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a pre-feasibility study by December 2008, a feasibility study by 2011 and commencement of commercial production by 2015. The Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party. After Anglo’s staged contribution is completed, both partners will be equally responsible to fund the Partnership operations for the Pebble Project going forward.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
Three and nine months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

8.	SEGMENTED INFORMATION

For the three months ended
Sept. 30, 2008	Canada	United States	Total
Exploration expenditures	$305	$47,900	$48,205
Loss for the period	(228)	(52,639)	(52,867)
Assets other than mineral property interests	40,643	11,248	51,891
Mineral property interests	–	168,222	168,222

For the nine months ended
Sept. 30, 2008	Canada	United States	Total
Exploration expenditures	$372	$100,714	$101,086
Loss for the period	(3,815)	(109,669)	(113,484)
Assets other than mineral property interests	40,643	11,248	51,891
Mineral property interests	–	168,222	168,222

For the three months ended
Sept. 30, 2007	Canada	United States	Total
Exploration expenditures	$960	$26,436	$27,396
Loss for the period	(5,906)	(26,432)	(32,338)
Assets other than mineral property interests	28,888	17,774	46,662
Mineral property interests	–	168,222	168,222

For the nine months ended
Sept. 30, 2007	Canada	United States	Total
Exploration expenditures	$6,076	$56,818	$62,894
Loss for the period	(18,443)	(57,326)	(75,769)
Assets other than mineral property interests	28,888	17,774	46,662
Mineral property interests	–	168,222	168,222

9.	SUBSEQUENT EVENTS

Subsequent to September 30, 2008, the Company granted 140,000 options with an exercise price of $3.00 per common share, expiring October 27, 2013 and 224,660 options with an exercise price of $3.00 per common share, expiring October 27, 2011.